51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
December 30, 2022
Item 3   News Release
The news release dated January 3, 2023 was disseminated through Stockwatch and Market News on January 3, 2023.
Item 4   Summary of Material Change
The Company announced that, further to its News Releases of September 6, 2022, October 20, 2022, November 16, 2022 and December 13, 2022, it has closed its private placement financing (the “Offering”), pursuant to which it sold an aggregate of 8,419,650 units (each, a “Unit”) at a price of $0.10 per Unit for gross proceeds of $841,965.
Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.20 per Share for a period of three years from closing of the Offering.
The Company did not pay any finder’s fees in connection with the closing of the Offering.
The aggregate gross proceeds from the sale of the Offering will be used for general working capital.
The securities issued under the Offering, and the shares that may be issuable on exercise of the Warrants, are subject to a statutory hold period expiring on May 1, 2023.
Each of Andrew Schutte, Peter Lewis, Peter Lowry, Gary Boddington and Jamie Mackay, participated in the Offering and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance was exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Units issued to each related party does not exceed 25% of the Company’s market capitalization.
None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
Disclosure Required by MI 61-101
Pursuant to MI 61-101, the Offering constituted a “related party transaction” as directors and a 10% shareholder of the Company participated in the Offering.
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the Offering.
(b)	the purpose and business reasons for the transaction:
The aggregate gross proceeds from the sale of the Offering will be used for general working capital.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
Andrew Schutte, the Chief Executive Officer, President and director of the Company, was issued 6,219,250 Units for gross proceeds of $621,925.
Peter Lowry, a director of the Company, was issued 100,400 Units for gross proceeds of $10,040.
Peter W. Lewis Inc. (“PWL Inc.”), a company wholly owned by Peter Lewis, a director of the Company, was issued 100,000 Units for gross proceeds of $10,000.
Gary Boddington, a director of the Company, was issued 100,000 Units for gross proceeds of $10,000.

Jamie Mackay, a 10% shareholder of the Company, was issued 1,350,000 Units for gross proceeds of $135,000.
(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Offering on the percentage of securities of the Company beneficially owned or controlled by each of Mr. Schutte, Mr. Lowry, Mr. Lewis, Mr. Boddington and Mr. Mackay:

Name and Position	Dollar Amount of Offering	Number of Units to be Issued	No. of Securities Held prior to Closing of the Offering	Percentage of Issued and Outstanding Securities prior to Closing of the Offering	No. of Securities Held After Closing of the Offering	Percentage of Issued and Outstanding Securities After Closing of the Offering
Andrew Schutte Chief Executive Officer, President and Director	$621,925	6,219,250	Undiluted: 6,079,604 Diluted: 8,351,535 (1)	Undiluted: 14.22%(2) Diluted: 18.55%(3)	Undiluted: 12,298,854 Diluted: 17,680,410(4)	Undiluted: 24.04%(5) Diluted: 31.26%(6)
Peter Lowry Director	$10,040	100,400	Undiluted: 798,582 Diluted: 1,178,582 (7)	Undiluted: 1.87%(2) Diluted: 2.73%(8)	Undiluted: 898,982 Diluted: 1,329,182(9)	Undiluted: 1.76%(5) Diluted: 2.58%(10)
Peter Lewis Director	$10,000	100,000(11)	Undiluted: 207,843 Diluted: 382,652 (12)	Undiluted: 0.50%(2) Diluted: 0.89%(13)	Undiluted: 312,198 Diluted: 532,652(14)	Undiluted: 0.61%(5) Diluted: 1.04%(15)
Gary Boddington Director	$10,000	100,000(11)	Undiluted: Nil Diluted: 150,000 (16)	Undiluted: 0%(2) Diluted: 0.35%(17)	Undiluted: 100,000 Diluted: 300,000(18)	Undiluted: 0.20%(5) Diluted: 0.58%(19)
Jamie Mackay 10% shareholder	$135,000	1,350,000	Undiluted: 4,663,037 Diluted: 6,839,037 (20)	Undiluted: 10.91%(2) Diluted: 15.22%(21)	Undiluted: 6,013,037 Diluted: 8,864,037(22)	Undiluted: 11.75%(5) Diluted: 16.41%(23)
(1)
Comprised of: (i) 6,079,604 Shares held directly by Mr. Schutte, (ii) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (iii) 355,000 options held directly by Mr. Schutte, each of which is exercisable into one Share, of which 30,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 325,000 are exercisable at a price of $0.40 per Share until June 14, 2026 and (iv) 1,613,901 Warrants, each of which is exercisable into one Share, of which 562,750 are exercisable at a price of $0.36 per Share until July 15, 2023 and 1,051,151 are exercisable at a price of $0.40 per Share until May 4, 2025.

(2)	Based on 42,749,565 Shares outstanding prior to the completion of the Offering.
(3)
Based on 45,021,496 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 42,749,565 Shares outstanding prior to the completion of the Offering, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 355,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 1,613,901 Shares that may be issuable on exercise of Warrants held directly by Mr. Schutte.

(4)
Comprised of: (i) 12,298,854 Shares held directly by Mr. Schutte, (ii) all of the convertible securities set out in footnote (1) above and (iii) 3,109,625 Warrants held directly by Mr. Schutte, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(5)	Based on 51,169,215 Shares outstanding following the completion of the Offering.
(6)
Based on 56,550,771 Shares outstanding on a partially-diluted basis following the completion of the Offering, comprised of: (i) 51,169,215 Shares outstanding after the completion of the Offering, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 355,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 4,723,526 Shares that may be issuable on exercise of Warrants held directly by Mr. Schutte.

(7)
Comprised of: (i) 798,582 Shares held directly by Mr. Lowry and (ii) 380,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, of which 80,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 300,000 are exercisable at a price of $0.40 per Share until June 14, 2026.

(8)
Based on 43,129,565 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 42,749,565 Shares outstanding prior to the completion of the Offering and (ii) 380,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(9)
Comprised of: (i) 898,982 Shares held directly by Mr. Lowry, (ii) all of the convertible securities set out in footnote (7) above and (iii) 50,200 Warrants held directly by Mr. Lowry, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(10)
Based on 51,599,415 Shares outstanding on a partially-diluted basis following the completion of the Offering, comprised of: (i) 51,169,215 Shares outstanding after the completion of the Offering, (ii) 380,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry and (iii) 50,200 Shares that may be issuable on exercise of Warrants held directly by Mr. Lowry.

(11)	These Units are held by PWL Inc.
(12)
Comprised of: (i) 4,355 Shares held directly by Mr. Lewis, (ii) 207,843 Shares held indirectly by PWL Inc., (iii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, and (iv) 125,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023 and 75,000 are exercisable at a price of $0.40 per Share until June 14, 2026.

(13)
Based on 42,920,019 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 42,749,565 Shares outstanding prior to the completion of the Offering, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis and (iii) 125,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(14)
Comprised of: (i) 207,834 Shares held directly by Mr. Lewis, (ii) 104,355 Shares held indirectly by PWL Inc., (iii) all of the convertible securities set out in footnote (12) above and (iv) 50,000 Warrants held indirectly by PWL Inc., each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(15)
Based on 51,389,669 Shares outstanding on a partially-diluted basis following the completion of the Offering, comprised of: (i) 51,169,215 Shares outstanding after the completion of the Offering, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, (iii) 125,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis and (iv) 50,000 Shares that may be issuable on exercise of Warrants held indirectly by PWL Inc.

(16)	Comprised of 150,000 options held directly by Mr. Boddington, each of which is exercisable into one Share exercisable at a price of $0.40 per Share until June 14, 2026.
(17)
Based on 42,899,565 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 42,749,565 Shares outstanding prior to the completion of the Offering and (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. Boddington.

(18)
Comprised of: (i) 100,000 Shares held directly by Mr. Boddington, (ii) all of the convertible securities set out in footnote (16) above and (iii) 50,000 Warrants held directly by Mr. Boddington, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(19)
Based on 51,369,215 Shares outstanding on a partially-diluted basis following the completion of the Offering, comprised of: (i) 51,169,215 Shares outstanding after the completion of the Offering, (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. Boddington and (iii) 50,000 Shares that may be issuable on exercise of Warrants held directly by Mr. Boddington.

(20)
Comprised of: (i) 4,663,037 Shares held directly by Mr. Mackay and (ii) 2,176,000 Warrants held directly by Mr. Mackay, each of which is exercisable into one Share, of which 1,117,917 are exercisable at a price of $0.36 per Share until July 15, 2023 and 1,058,083 are exercisable at a price of $0.40 per Share until May 4, 2025.

(21)
Based on 44,925,565 Shares outstanding on a partially-diluted basis prior to the completion of the Offering, comprised of: (i) 42,749,565 Shares outstanding prior to the completion of the Offering and (ii) 2,176,00 Shares that may be issuable on exercise of Warrants held directly by Mr. Mackay.

(22)
Comprised of: (i) 6,013,037 Shares held directly by Mr. Mackay, (ii) all of the convertible securities set out in footnote (20) above and (iii) 675,000 Warrants held directly by Mr. Mackay, each of which is exercisable into one Share at a price of $0.20 per Share until December 30, 2025.

(23)
Based on 54,020,215 Shares outstanding on a partially-diluted basis following the completion of the Offering, comprised of: (i) 51,169,215 Shares outstanding after the completion of the Offering and (ii) 2,851,000 Shares that may be issuable on exercise of Warrants held directly by Mr. Mackay.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Schutte, Lowry, Lewis and Boddington abstained on the resolution of the board of directors approving the Offering with respect to their respective  subscription.  A special committee was not established in connection with the approval of the Offering, and no materially contrary view or abstention was expressed or made by any director.
(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.
(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.
(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a subscription agreement with Andrew Schutte pursuant to which Mr. Schutte acquired 6,219,250 Units for gross proceeds of $621,925.
The Company entered into a subscription agreement with Peter Lowry pursuant to which Mr. Lowry acquired 100,400 Units for gross proceeds of $10,040.
The Company entered into a subscription agreement with PWL Inc. pursuant to which PWL Inc. acquired 100,000 Units for gross proceeds of $10,000.
The Company entered into a subscription agreement with Gary Boddington pursuant to which Mr. Boddington acquired 100,000 Units for gross proceeds of $10,000.
The Company entered into a subscription agreement with Jamie Mackay pursuant to which Mr. Mackay acquired 1,350,000 Units for gross proceeds of $135,000.

(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Offering is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Units issued to each related party did not exceed 25% of the Company’s market capitalization.
As this material change report is being filed less than 21 days before the closing of the Offering, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Offering in a timely manner.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Andrew Schutte, CEO and President
Telephone:      604.248.8693
Item 9   Date of Report
January 10, 2023